

Mail Stop 4628

April 25, 2018

<u>Via E-mail</u>
Kathy N. Waller
Principal Financial Officer
The Coca-Cola Company
One Coca-Cola Plaza
Atlanta, GA 30313

> **Re: The Coca-Cola Company**
> **10-K for Fiscal Year Ended December 31, 2017**
> **Filed February 23, 2018**
> **File No. 1-02217**

Dear Ms. Waller:

We refer you to our comment letter dated March 30, 2018, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: John Reynolds
       Assistant Director
       Division of Corporation Finance

       Mark Randazza
       Principal Accounting Officer
       The Coca-Cola Company